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                                                            Exhibit (a)(1)(ix) -
                                                          Notice to Shareholders

December 14, 2001

To the Holders of Common Stock of Ugly Duckling Corporation:

         Enclosed for your review is an Amended and Restated Offer to Purchase, dated December 14, 2001 (the "Amended and Restated Offer to Purchase"), your shares of common stock, $.001 par value per share ("Common Stock"), of Ugly Duckling Corporation ("Ugly Duckling"), and an Amended and Restated Letter of Transmittal. The Amended and Restated Offer to Purchase reflects various changes to the Offer to Purchase, dated November 26, 2001, previously sent to you by Ernest. C. Garcia II, Chairman of the Board of Directors and majority stockholder of Ugly Duckling. UDC Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of UDC Holdings Corp., a Delaware corporation and majority owned by Mr. Garcia, replaces Mr. Garcia as the offeror. UDC Acquisition Corp. has entered into a merger agreement with Ugly Duckling whereby following the consummation of the offer, UDC Acquisition Corp. (or another direct or indirect affiliate of Mr. Garcia) will merge with and into Ugly Duckling as promptly as is practicable. PLEASE READ ALL OF THE ENCLOSED MATERIAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES OF COMMON STOCK.

- UDC Acquisition Corp. is offering to purchase your shares of Common Stock for $3.53 net per share, an increase of $1.02 per share over the previous offer.

- Payment will be made promptly after the expiration of the tender offer, which is currently contemplated to be January 22, 2002.

- UDC Acquisition Corp. is offering to purchase all of the outstanding shares of Common Stock from all stockholders excluding shares owned by Mr. Garcia, Gregory B. Sullivan, UDC Acquisition Corp. or UDC Holdings Corp.

- If you have not submitted your paperwork and wish to do so, you have until 5:00 p.m., Mountain Standard Time on January 16, 2002, unless the tender offer is extended.

SHARES PREVIOUSLY VALIDLY TENDERED AND NOT WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE AMENDED AND RESTATED OFFER TO PURCHASE. STOCKHOLDERS ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED PURCHASE PRICE OF $3.53 PER SHARE. TENDERING STOCKHOLDERS MAY CONTINUE TO USE THE ORIGINAL TRANSMITTAL LETTER PREVIOUSLY CIRCULATED WITH THE OFFER TO PURCHASE, OR THEY MAY USE THE ENCLOSED AMENDED AND RESTATED LETTER OF TRANSMITTAL.

Questions and requests for assistance or for additional copies of the Amended and Restated Offer to Purchase or the Amended and Restated Letter of Transmittal should be directed to:

                               MORROW & CO., INC.

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                           Call Collect (212) 754-8000
                 Banks and Brokerage Firms Call: (800) 654-2468
                    Stockholders Please Call: (800) 607-0088
                         E-mail: UGLY.INFO@morrowco.com

         This notice should be read in conjunction with the Amended and Restated Offer to Purchase and the Amended and Restated Letter of Transmittal. Carefully consider the tender offer described therein before making your decision.